EXHIBIT 99.65

Emerald Health Therapeutics Maintains 50% Share Ownership in Pure Sunfarms

VANCOUVER, British Columbia, Nov. 27, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today responded to misleading public disclosure made by Village Farms International, Inc. ("Village Farms") (TSX: VFF; Nasdaq: VFF) yesterday in connection with their joint venture, Pure Sunfarms Corp. ("PSF").

Emerald reiterates the disclosure in its November 20, 2019, news release and confirms that, factually, Emerald and Village Farms each continue to own 50% of PSF.

As set out in Village Farms’ own news release, no additional shares of PSF have been issued to Village Farms and none of Emerald’s escrowed shares in PSF have been cancelled. The outcome of both of these issues will eventually be settled through litigation, arbitration or negotiation.

Emerald confirms that it did not pay $5.94 million to PSF in connection with the Delta 2 Option Agreement as it had previously notified PSF that it was setting off its $5.94 million payment against the $13 million PSF currently owes Emerald under a demand Promissory Note. As a result of this set-off, Emerald has completed its $5.94 million payment to PSF and, in turn, Village Farms has no right to attempt to make any additional equity contributions to PSF.

Emerald confirms that Village Farms has provided Emerald with notice of arbitration with respect to Emerald’s escrowed shares in PSF. Those arbitration proceedings have yet to be initiated.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. (EHT) is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities.

EHT’s 50%-owned Pure Sunfarms (PSF) in Delta, BC, focused on high quality, affordably priced products, is in full production in its first 1.1M s.f. greenhouse, with a second 1.1M s.f. greenhouse planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and expanding to full cultivation in its 88,000 s.f. indoor facility in Québec. Its Metro Vancouver health & wellness-oriented organic greenhouse and outdoor operation is expanding to full production in the first of two 78,000 s.f. buildings. Its Emerald Health Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada. Emerald contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the release from escrow of shares of PSF; the resolution of any disputes involving Emerald, Village Farms and/or PSF; payment of amounts owed to Emerald; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.